UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Quince Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

22053A107

(CUSIP Number)

David A. Lamond

c/o Quince Therapeutics, Inc.

611 Gateway Boulevard, Suite 273

South San Francisco, CA 94080

(415) 910-5717

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22053A107

1.	Names of Reporting Persons David A. Lamond
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO; PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,460,154(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,460,154(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,460,154(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.1% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 301,829 shares of common stock, par value $0.001 per share (“Common Stock”), of Quince Therapeutics, Inc., a Delaware corporation (the “Issuer”), held directly by David A. Lamond (the “Reporting Person”), (ii) 2,347,545 shares of Common Stock held by Blue Devil Trust dated 12/03/2010, of which the Reporting Person is the trustee, (iii) 1,734,722 shares of Common Stock held by David A. Lamond Trust dated 2006, of which the Reporting Person is the trustee, and (iv) 76,058 shares of Common Stock held by the Reporting Person issuable upon the exercise of vested stock options.

(2)

The calculation is based on dividing (i) the aggregate number of shares of Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (ii) the sum of (a) 44,001,643 shares of Common Stock reported by the Issuer to be outstanding as of November 5, 2024 and (ii) 76,058 shares of Common Stock issuable to the Reporting Person pursuant to vested stock options exercisable within sixty days of the date of this Schedule 13D.

Explanatory Note

On March 4, 2021, David A. Lamond (the “Reporting Person”) acquired 1,534,720 shares of common stock, $0.001 par value (the “Common Stock”), of Quince Therapeutics, Inc. (formerly Cortexyme, Inc.) via a distribution from a grantor retained annuity trust to the David A. Lamond Trust dated 2006, of which the Reporting Person is the trustee (the “GRAT Distribution”). Pursuant to Rule 13d-1(a) of the Securities Exchange Act of 1934, as amended, the Reporting Person was required to file an initial statement on Schedule 13D in connection with such GRAT Distribution on or prior to March 15, 2021, and any amendments thereto upon subsequent material changes to his beneficial ownership of shares of Common Stock.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.001 (“Common Stock”), of Quince Therapeutics, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 611 Gateway Boulevard, Suite 273, South San Francisco, California 94080.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by David A. Lamond (the “Reporting Person”).

(b)	The principal business office of the Reporting Person is c/o Quince Therapeutics, Inc., 611 Gateway Boulevard, Suite 273, South San Francisco, California 94080.

(c)	The Reporting Person is a member of the Board of Directors (the “Board”) of the Issuer.

(d) – (e)

During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) a party to a civil proceeding of a judicial of administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

GRAT Distribution

On March 4, 2021, Reporting Person acquired 1,534,720 shares of Common Stock via a distribution from a grantor retained annuity trust to the David A. Lamond Trust dated 2006, of which the Reporting Person is the trustee.

Open Market Purchase

On August 15, 2023, Reporting Person purchased 107,886 shares of Common Stock at a weighted average price per share of $1.32 for aggregate purchase price of approximately $142,409.

Item 4. Purpose of Transaction.

The Reporting Person intends to review his investment in the Common Stock on a regular basis and, as a result thereof, may, directly or through one or more affiliates, at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions, or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer beneficially owned by him in the open market, in privately negotiated transactions, or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Act of 1934, as amended. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations, and subject to the terms and conditions of any agreements between the Reporting Person and the Issuer.

Notwithstanding anything contained herein, the Reporting Person intends to review his investment in the Issuer and the Issuer’s performance and market conditions periodically and to take such actions with respect to his investment as it deems appropriate considering the circumstances existing from time to time. Accordingly, the Reporting Person specifically reserves the right to change his intention with respect to any or all such matters described above. In reaching any decision as to his course of action (as well as to the specific elements thereof), the Reporting Person currently expects that he would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Issuer; changes in law and government regulations; general economic conditions; tax considerations; other investment opportunities available to the Reporting Person; and prevailing market conditions, including the market price of the securities of Issuer.

Other than as described above, the Reporting Person does not have any plan or proposal which relates to or would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person reserves the right to do so. As a member of the Board, the Reporting Person regularly explores potential actions and transactions that may be advantageous to the Issuer and/or any of its subsidiaries, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, the Board, management, dividend policy, governing documents, contractual arrangements, capitalization or securities of the Issuer. In addition, as compensation for his service as director of the Issuer, the Reporting Person may be granted equity awards or other similar compensation that would result in the Reporting Person beneficially owning additional securities of the Issuer.

Item 5. Interest in Securities of the Issuer

(a) – (b).	The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D are incorporated by reference in its entirety into this Item 5.

(c)	Except as set forth in Schedule A, the Reporting Person has not effected any transactions in the Common Stock during the past sixty days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 and Item 4 of this Schedule 13D are incorporated by reference in their entirety to this Item 6.

Item 7. Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2024

DAVID A. LAMOND

/s/ David A. Lamond
Name: David A. Lamond

SCHEDULE A

Greater than Two-Percent Acquisition Culminating with GRAT Distribution on March 4, 2021

Trade Date	No. of Shares of Common Stock Acquired	Price Per Share ($)(1)	Price Range ($)	Source of Funds	Aggregate No. of Shares of Common Stock Beneficially Owned (Directly and Indirectly)	Shares of Common Stock Issued and Outstanding	Beneficial Ownership Percentage
3/4/2021	16,621	$34.28	$33.75-$34.70	PF	2,065,559	29,552,123	7.0%
3/4/2021	13,310	$35	$34.75-$35.70	PF	2,078,869	29,552,123	7.0%
3/4/2021	15,969	$36.34	$35.75-$36.73	PF	2,094,838	29,552,123	7.1%
3/4/2021	4,100	$36.86	$36.76-$36.96	PF	2,098,938	29,552,123	7.1%
3/4/2021	1,534,720	$0.00	$0.00	OO	3,633,658	29,552,123	12.3%

(1)

In certain cases, the indicated price is the weighted average of the prices for multiple transactions on the indicated date. The range of actual prices is indicated in the “Price Range” column. The Reporting Person undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares of Common Stock purchased at each separate price.

One-Percent Acquisition Culminating with Open Market Purchase on August 15, 2023

Trade Date	No. of Shares of Common Stock Acquired	Price Per Share ($)(1)	Price Range ($)	Source of Funds	Aggregate No. of Shares of Common Stock Beneficially Owned (Directly and Indirectly)	Shares of Common Stock Issued and Outstanding	Beneficial Ownership Percentage
8/15/2023	107,886	$1.32	$1.26-$1.34	PF	3,991,546	36,276,945	11.0%

(1)

In certain cases, the indicated price is the weighted average of the prices for multiple transactions on the indicated date. The range of actual prices is indicated in the “Price Range” column. The Reporting Person undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares of Common Stock purchased at each separate price.